Exhibit 99.32

Volaris Reports March 2020 Traffic Results, Load Factor of 82%

Mexico City, Mexico. April 7, 2020 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reported March 2020 preliminary traffic results.

In March 2020, capacity measured by ASMs (Available Seat Miles) decreased by 5.6% vs the same period of last year, while demand measured by RPMs (Revenue Passenger Miles) decreased 10.3% year over year. Volaris transported a total of 1.6 million passengers during the month of March, a decrease of 12.8% year over year. Network-wide load factor for March 2020 was 82.3%, a decrease of 4.3 pp versus last year.

These decreases were a result of the decline in demand related to the virus SARS-CoV-2 (COVID-19) pandemic, which affected Volaris at the end of March.

On March 24, 2020 the Company announced a decrease in capacity measured by available seat miles (ASMs) for the months of March and April 2020 of approximately 50% versus the scheduled originally published.

On March 30, 2020 the Mexican government through the General Health Council declared a health emergency due to force majeure, which will be in effect until April 30, 2020. As a result, on March 31, 2020 Volaris announced an additional capacity reduction for the month of April 2020, which results in a decrease of approximately 80% versus the originally scheduled capacity.

Volaris’ President and Chief Executive Officer, Enrique Beltranena, commenting on the traffic results for March 2020, said: “At the end of March 2020, the Company began to experience a significant drop in the demand for air travel which has seriously affected the entire aviation industry as a result of the pandemic caused by the COVID-19. Despite this, March passenger demand delivered a load factor of 82.3%.”

The following table summarizes Volaris traffic results for the month and year to date.

	March 2020	March 2019	Variance	March YTD 2020	March YTD 2019	Variance
RPMs (in millions, scheduled & charter)
Domestic	1,123	1,234	(9.0%)	3,660	3,386	8.1%
International	404	468	(13.8%)	1,506	1,358	10.9%
Total	1,527	1,702	(10.3%)	5,166	4,744	8.9%
ASMs (in millions, scheduled & charter)
Domestic	1,309	1,381	(5.2%)	4,253	3,971	7.1%
International	546	584	(6.5%)	1,842	1,733	6.3%
Total	1,855	1,965	(5.6%)	6,095	5,704	6.9%
Load Factor (in %, scheduled)
Domestic	85.8%	89.4%	(3.6) pp	86.1%	85.3%	0.8 pp
International	73.9%	80.1%	(6.2) pp	81.7%	78.6%	3.1 pp
Total	82.3%	86.6%	(4.3) pp	84.7%	83.2%	1.5 pp
Passengers (in thousands, scheduled & charter)
Domestic	1,292	1,469	(12.1%)	4,229	4,004	5.6%
International	276	329	(16.1%)	1,048	958	9.3%
Total	1,568	1,798	(12.8%)	5,277	4,962	6.3%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 98 and its fleet from four to 82 aircraft. Volaris offers more than 133 daily flight segments on routes that connect 40 cities in Mexico and 6 cities in the United States and Central America with one of the youngest fleet in The Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and in selected destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for ten consecutive years. For more information, please visit: www.volaris.com.

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100